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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

AUSTINS STEAKS & SALOON, INC. (Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE (Title of Class of Securities)
052482205 (CUSIP Number)

Titus W. Greene 2109 Windermere Lane Shelby, NC 28150 Telephone: 704-481-8800	Thomas M. Hontzas 3853 Sleepy Hollow Jackson, MS 39211 Telephone: 601-981-1130	Charles W. Mantooth 147 Walden Court Danville, VA 24541 Telephone: 434-792-4000	G. Thomas Cliett 933 Mashie Lane Rocky Mount, NC 27804 Telephone: 252-446-9750

(Names, Addresses and Telephone Numbers of Persons Authorized to
Receive Notices and Communications)

Copy to:
Charles R. Monroe, Jr., Esq.
Hunton & Williams
Bank of America Plaza, Suite 3500
101 South Tryon Street
Charlotte, North Carolina 28280

August 6, 2002 (Date of Event Which Requires Filing of This Statement)

If any filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or
or 13d-1(g), check the following box ☒.

CUSIP No. 052482205	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titus W. Greene

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 2,000,000*

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 2,000,000*

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%

14.	TYPE OF REPORTING PERSON IN

*
Of these 2,000,000 shares, 1,434,500 shares are held in the name of Titus Greene & Co. Ltd. Partnership, LP (the "Partnership"), of which Mr. Greene is the sole General Partner. Mr. Greene has sole voting and dispositive power over the shares held by the Partnership.

CUSIP No. 052482205	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G. Thomas Cliett

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 416,036*

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 416,036*

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,036*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%

14.	TYPE OF REPORTING PERSON IN

*
Of these 416,036 shares, 362,000 are held in the name of Thomas Cliett and 54,036 are held in the name of Gordon Thomas Cliett.

CUSIP No. 052482205	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles W. Mantooth

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 335,000

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 335,000

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 052482205	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Hontzas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 125,152

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 125,152

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,152

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14.	TYPE OF REPORTING PERSON IN

        This Amendment No. 1 (the "Amendment") amends and supplements the original Statement on Schedule 13D filed jointly on July 25, 2002 (the "Original Schedule 13D") by Titus W. Greene ("Mr. Greene"), Thomas M. Hontzas ("Mr. Hontzas"), G. Thomas Cliett ("Mr. Cliett") and Charles W. Mantooth ("Mr. Mantooth" and together with Messrs. Greene, Hontzas and Cliett, the "Reporting Persons") to report the beneficial ownership of shares of common stock, $.01 par value per share (the "Common Stock"), of Austins Steaks & Saloon, Inc., a Delaware corporation (the "Issuer"). Collectively, the Reporting Persons beneficially own 2,876,188 shares of Common Stock, representing 23.6% of the outstanding shares of the Issuer.

        The Reporting Persons are filing this Amendment to update certain information with respect to the Reporting Persons' purposes and intentions as reported in the Original Schedule 13D. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all material respects.

        Each Reporting Person expressly disclaims beneficial ownership of any shares other than the shares owned of record by the Reporting Person except as follows: Mr. Hontzas is the beneficial owner of 109,376 shares held in street name on his behalf, Mr. Mantooth is the beneficial owner of 335,000 shares held in street name on his behalf, and Mr. Cliett is the beneficial owner of 54,036 shares held in street name on his behalf. The filing of this statement shall not be deemed to be an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement other than the shares owned of record by the Reporting Person, except that Mr. Hontzas is the beneficial owner of the 109,376 shares held in street name on his behalf, Mr. Mantooth is the beneficial owner of the 335,000 shares held in street name on his behalf, and Mr. Cliett is the beneficial owner of the 54,036 shares held in street name on his behalf.

        Unless otherwise indicated, the responses to each item below are applicable to and incorporated by reference into the response of each Reporting Person.

Item 4. Purpose of Transaction.

        Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

        On August 6, 2002, the Reporting Persons filed a preliminary consent solicitation statement (the "Consent Statement") with the Securities and Exchange Commission (the "SEC") in connection with the solicitation by the Reporting Persons seeking (i) the removal of the following members of the Issuer's Board of Directors: J. Carlson Quarles, Victor F. Foti, Ronald G. Stancill, Roger D. Sack, Stanley J. Bozeman, Jr. and A. Jones Yorke (collectively, the "Removed Directors"), (ii) the election of the following persons to the Issuer's Board of Directors: Thomas M. Hontzas, Charles W. Mantooth, Titus W. Greene, Pat Vezertzis, Charles H. Wright, Jesse M. Harrington III and William E. Proffitt (the "Nominees"), and (iii) to repeal any amendment to the Issuer's bylaws adopted by the current Board of Directors between July 17, 2002 and the date on which these proposals become effective. Proposals (i) and (ii) above must both be approved for either of them to be effective. Each of the Reporting Persons and each Nominee that owns common stock of the Issuer has indicated his intent to consent to each proposal contained in the Consent Statement. On August 7, 2002, Mr. Cliett delivered to the Issuer a written consent in favor of each of the three proposals set forth above with respect to 362,000 of the 416,036 shares he beneficially owns.

        A copy of the preliminary consent solicitation statement filed with the SEC is incorporated herein by reference as Exhibit 99.2 hereto. The Reporting Persons may take any other action legally permitted in furtherance of these proposals.

        There is no assurance that the Reporting Persons will be successful in enhancing shareholder value in the event that they are able to replace the Removed Directors with the Nominees. In the event that the Reporting Persons are successful in replacing the Removed Directors with the Nominees, they intend to seek reimbursement from the Issuer of their costs, including legal fees and related expenses.

        The consummation of any transaction could result in a change in control of the Issuer.

        On August 7, 2002, Mr. Cliett sent a letter addressed to the President and Chief Executive Officer, the Chairman of the Board and the Vice President, Chief Financial Officer and Secretary of the Issuer, notifying them that he was exercising his right under Section 220 of the General Corporation Law of the State of Delaware to review and make copies of certain books and records of the Issuer, including the Issuer's stockholder lists. A copy of such letter is attached hereto as Exhibit 99.3, which is incorporated herein by reference.

        Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in Item 4 of the form of Schedule 13D.

Item 7. Material to be Filed as Exhibits.

        The following documents are filed as exhibits hereto and are incorporated herein by reference:

Exhibit No.	Exhibit Description
99.1*	Joint Filing Agreement dated July 24, 2002 among and between the Reporting Persons.
99.2**	Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 6, 2002, as filed with the Securities and Exchange Commission.
99.3	Letter from G. Thomas Cliett, dated August 7, 2002, regarding the demand for inspection of certain books and records of the Issuer, including the stockholders list.

*
Previously filed as Exhibit 99.1 to the Original Schedule 13D filed July 25, 2002.
**
Incorporated herein by reference to the Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 6, 2002, filed with the Securities and Exchange Commission on August 6, 2002.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2002	/s/ Titus W. Greene Titus W. Greene
Date: August 7, 2002	/s/ G. Thomas Cliett G. Thomas Cliett
Date: August 7, 2002	/s/ Charles W. Mantooth Charles W. Mantooth
Date: August 7, 2002	/s/ Thomas M. Hontzas Thomas M. Hontzas

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1*	Joint Filing Agreement dated July 24, 2002 among and between the Reporting Persons.
99.2**	Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 6, 2002, as filed with the Securities and Exchange Commission.
99.3	Letter from G. Thomas Cliett, dated August 7, 2002, regarding the demand for inspection of certain books and records of the Issuer, including the stockholders list.

*
Previously filed as Exhibit 99.1 to the Original Schedule 13D filed July 25, 2002.
**
Incorporated herein by reference to the Preliminary Consent Solicitation Statement of the Reporting Persons, dated August 6, 2002, filed with the Securities and Exchange Commission on August 6, 2002.

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SIGNATURES
EXHIBIT INDEX